UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                           Pursuant to Rule 13d-2(a).
                                (Amendment No. 2)

                            Vie Financial Group, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
                         ------------------------------
                                 (CUSIP Number)


                                  John L. Savva
                             Sullivan & Cromwell LLP
                              1870 Embarcadero Road
                           Palo Alto, California 94027
                                  650-461-5600

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 2003
                               ------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]


                                                              Page 1 of 13 pages

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 2 OF 13 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SB Capital Managers LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,606,050,161
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,606,050,161
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,606,050,161
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 3 OF 13 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital Partners LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,606,050,161
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,606,050,161
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,606,050,161
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 4 OF 13 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital Partners LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,135,287,898
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,135,287,898
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,135,287,898
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 5 OF 13 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           1,127,212,819
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     1,127,212,819
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,127,212,819
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 045084-10-0                                      PAGE 6 OF 13 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK Capital Advisors Fund LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           672,698,550
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     672,698,550
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     672,698,550
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                                             PAGE 7 OF 13 PAGES

         This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D, as amended (the "Schedule 13D") previously filed by OptiMark Holdings, Inc., a Delaware corporation, OptiMark, Inc., a Delaware corporation, OptiMark Innovations Inc., a Delaware corporation ("OII"), SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital LP, a Delaware limited partnership ("SB Capital"), SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("SB CP LLC"), SB Capital Managers LLC, a Delaware limited liability company ("SB CM"), Draper Fisher Jurvetson ePlanet Ventures, L.P., a Cayman Islands limited partnership ("DFJe Cayman Islands"), Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, a German partnership ("DFJe Germany"), Draper Fisher Jurvetson ePlanet Partners Fund, LLC, a California limited liability company ("DFJe California", and together with DFJe Cayman Islands and DFJe Germany, the "DFJe Entities"), Draper Fisher Jurvetson ePlanet Partners, Ltd., a Cayman Islands corporation, Draper Fisher Jurvetson ePlanet SLP Germany, Ltd., a Cayman Islands corporation, Timothy C. Draper, John
H. N. Fisher, Stephen T. Jurvetson, Roderick Thomson and Asad Jamal with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Vie Financial Group, Inc. (f.k.a. The Ashton Technology Group, Inc.), a Delaware corporation (the "Company"), is hereby amended and supplemented to report (i) the acquisition by SB Capital Partners, SB Capital, Advisors Fund, SB CP LLC and SB CM (the "Softbank Reporting Entities") of additional shares of Series H Convertible Preferred Stock, par value $.01 per share (the "Series H Stock") through the conversion of promissory notes issued by the Company to each of SB Capital Partners, SB Capital and Advisors Fund (collectively, the "Softbank Entities") pursuant to the Loan Agreement, dated December 30, 2002 (the "Loan Agreement"), by the Company, the Softbank Entities and the DFJe Entities, (ii) the acquisition by the Softbank Reporting Entities of warrants issued by the Company to each of the Softbank Entities on December 30, 2002 under the Loan Agreement, and (iii) the issuance of 2,996,229 additional shares of Common Stock by the Company to OII on May 7, 2002 in lieu of interest payments on the Note, bringing OII's total number of shares of Common Stock owned to 611,703,796, which shares may be regarded as being beneficially owned by the Softbank Reporting Entities by virtue of their ownership interests in OII. Except as amended and supplemented hereby, the Schedule 13D previously filed with respect to the Common Stock remains in full force and effect. Defined terms used herein and not defined shall have the meaning ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used in making the purchases of the promissory notes and the warrants pursuant to the Loan Agreement were available working capital of the Softbank Entities in the aggregate amount of $1,400,000. No funds were used in converting the promissory notes issued to the Softbank Entities pursuant to the Loan Agreement into shares of Series H Stock. The additional shares of Common Stock

                                                             PAGE 8 OF 13 PAGES

were issued by OII by the Company in lien of the payment by the Company of $154,545 in interest due under the Note.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Softbank Reporting Entities have filed this Amendment No. 2 to report (i) the acquisition of shares of Series H Stock through the conversion of the outstanding principal and interest due under the promissory notes issued to the Softbank Entities pursuant to the Loan Agreement into shares of Series H Stock, (ii) the acquisition of warrants on December 30, 2002 under the Loan Agreement, which warrants by their terms are exercisable for shares of Common Stock of the Company at any time on or before December 30, 2005, and (iii) the issuance of 2,996,229 additional shares by the Company to OII on May 7, 2002 in lieu of the receipt of interest payments on the Note. The Softbank Reporting Entities acquired the promissory notes and warrants of the Company for the purpose of making an investment in the Company.

         On December 30, 2002, SB Capital Partners acquired (i) a promissory note from the Company in the principal amount of $699,972 pursuant to the Loan Agreement, and (ii) a warrant to acquire 2,232,054 shares of Common Stock at an exercise price of $0.0448 per share, or a total exercise price of $99,996. The principal and interest due under the promissory note was convertible at the option of SB Capital Partners into the class of securities issued in the Company's next round of financing. On September 30, 2003, SB Capital Partners agreed to purchase 17,499 shares of Series H Stock from the Company for a purchase price of $100.00 per share pursuant to the Series H Preferred Stock Purchase Agreement (the "Series H Agreement"), the next round of financing of the Company following the date of the Loan Agreement. On October 29, 2003, SB Capital Partners exercised its option to convert the outstanding principal and interest due under the promissory note issued to it, or $746,636.80, into 7,466 shares of Series H Stock. Each share of Series H Stock of the Company is convertible (i) at any time at the option of the Company and (ii) on or after September 30, 2004 at the option of the holder thereof, in each case into approximately 18,765 shares of Common Stock. As a result, SB Capital Partners owns 24,965 shares of Series H Stock convertible into 468,481,291 shares of Common Stock, and beneficially owns 2,232,054 shares of Common Stock that it may acquire upon exercise of the warrant, so the total number of shares beneficially owned directly by SB Capital Partners is 470,713,345 shares of Common Stock.

         On December 30, 2002, SB Capital acquired a (i) promissory note from the Company in the principal amount of $687,946 pursuant to the Loan Agreement, and (ii) a warrant to acquire 2,193,705 shares of Common Stock at an exercise price of $0.0448 per share, or a total exercise price of $98,278. The principal and interest due under the promissory note was convertible at the option of SB Capital into the class of securities issued in the Company's next round of financing. On September 30, 2003, SB Capital agreed to purchase 17,199 shares of Series H Stock from the Company for a purchase price of $100.00 per share pursuant to the Series H Agreement. On October 29, 2003, SB

                                                             PAGE 9 OF 13 PAGES

Capital exercised its option to convert the outstanding principal and interest due under the promissory note issued to it, or $733,809.07, into 7,338 shares of Series H Stock. Each share of Series H Stock of the Company is convertible (i) at any time at the option of the Company and (ii) on or after September 30, 2004 at the option of the holder thereof, in each case into approximately 18,765 shares of Common Stock. As a result, SB Capital owns 24,537 shares of Series H Stock convertible into 460,444,561 shares of Common Stock, and beneficially owns 2,193,705 shares of Common Stock that it may acquire upon exercise of the warrant, so the total number of shares beneficially owned directly by SB Capital is 462,638,266 shares of Common Stock.

         On December 30, 2002, Advisors Fund acquired (i) a promissory note from the Company in the principal amount of $12,082 pursuant to the Loan Agreement, and (ii) a warrant to acquire 38,527 shares of Common Stock at an exercise price of $0.0448 per share, or a total exercise price of $1,726. The principal and interest due under the promissory note was convertible at the option of Advisors Fund into the class of securities issued in the Company's next round of financing. On September 30, 2003, Advisors Fund agreed to purchase 302 shares of Series H Stock from the Company for a purchase price of $100.00 per share pursuant to the Series H Agreement. On October 29, 2003, Advisors Fund exercised its option to convert the outstanding principal and interest due under the promissory note issued to it, or $12,887.47, into 129 shares of Series H Stock. Each share of Series H Stock of the Company is convertible (i) at any time at the option of the Company and (ii) on or after September 30, 2004 at the option of the holder thereof, in each case into approximately 18,765 shares of Common Stock. As a result, Advisors Fund owns 431 shares of Series H Stock convertible into 8,085,470 shares of Common Stock, and beneficially owns 38,527 shares of Common Stock that it may acquire upon exercise of the warrant, so the total number of shares beneficially owned directly by SB Capital is 8,123,997 shares of Common Stock.

         On May 7, 2003, the Company issued to OII 2,996,229 additional shares of Common Stock in lieu of making interest payments on the Note in the amount of $154,545.48, bringing OII's total number of shares of Common Stock owned to 611,703,796, which shares may be regarded as being beneficially owned by the Softbank Reporting Entities by virtue of their ownership interests in OII.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         TOTAL OUTSTANDING SHARES. According to the Series H Agreement, the total number of shares of Common Stock outstanding as of September 29, 2003 was 695,971,046 shares. If all outstanding options, warrants and other convertible securities of the Company that are exercisable for or convertible into Common Stock were exercised or converted, including the shares of Series H Stock, a total of 2,618,547,405 shares of Common Stock would be outstanding.

                                                             PAGE 10 OF 13 PAGES

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners is the beneficial owner of a total of 1,135,287,898 shares of Common Stock (which includes 468,481,291 shares of Common Stock that SB Capital Partners has the right to acquire upon conversion of the Series H Stock, 2,232,054 shares of Common Stock that SB Capital Partners has the right to acquire upon exercise of the warrant held by it and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or 93.1% of the outstanding Common Stock.

         SB CAPITAL. As of the date of filing this statement, SB Capital is the beneficial owner of a total of 1,127,212,819 shares of Common Stock (which includes 460,444,561 shares of Common Stock that SB Capital has the right to acquire upon conversion of the Series H Stock, 2,193,705 shares of Common Stock that SB Capital has the right to acquire upon exercise of the warrant held by it and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or 93.0% of the outstanding Common Stock.

         ADVISORS FUND. As of the date of filing this statement, Advisors Fund is the beneficial owner of a total of 672,698,550 shares of Common Stock (which includes 8,085,470 shares of Common Stock that Advisors Fund has the right to acquire upon conversion of the Series H Stock, 38,527 shares of Common Stock that Advisors Fund has the right to acquire upon exercise of the warrant held by it and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or 88.9% of the outstanding Common Stock.

         SB CP LLC. By virtue of being the general partner of each of the Softbank Entities, SB CP LLC may be deemed a beneficial owner of a total of 1,606,050,161 shares of Common Stock (which includes 937,011,322 shares of Common Stock that the Softbank Entities have the right to acquire upon conversion of the Series H Stock, 4,464,286 shares of Common Stock that the Softbank Entities have the right to acquire upon exercise of the warrants held by them and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or a total of approximately 95.0% of the outstanding Common Stock.

         SB CM. By virtue of all investment decisions on behalf of SB CP LLC requiring the approval by SB CM, SB CM may be deemed a beneficial owner of a total of 1,606,050,161 shares of Common Stock (which includes 937,011,322 shares of Common Stock that the Softbank Entities have the right to acquire upon conversion of the Series H Stock, 4,464,286 shares of Common Stock that the Softbank Entities have the right to acquire upon exercise of the warrants held by them and 52,870,757 shares of Common Stock that the Reporting Persons have the right to acquire upon conversion of the Note), or a total of approximately 95.0% of the outstanding Common Stock.

                                                             PAGE 11 OF 13 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



Exhibit A Agreement to Joint Filing, dated as of November 12, 2003, by and among SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Advisors Fund LP, SOFTBANK Capital Partners LLC and SB Capital Managers LLC.

                                                             PAGE 12 OF 13 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 2003


                                        SB CAPITAL MANAGERS LLC
                                        By:  SOFTBANK Inc.,
                                             Administrative Member

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member
                                                  Representative



                                        SOFTBANK CAPITAL PARTNERS LLC
                                        By   SOFTBANK Inc.,
                                             Administrative Member

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member
                                                  Representative



                                        SOFTBANK CAPITAL PARTNERS LP
                                        By   SOFTBANK Capital Partners LLC,
                                             General Partner

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member
                                                  Representative

                                                             PAGE 13 OF 13 PAGES



                                        SOFTBANK CAPITAL LP
                                        By   SOFTBANK Capital Partners LLC,
                                             its General Partner

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member
                                                  Representative



                                        SOFTBANK CAPITAL ADVISORS FUND LP
                                             SOFTBANK Capital Partners LLC,
                                             its General Partner

                                        By  /s/ Steven J. Murray
                                          --------------------------------------
                                          Name:   Steven J. Murray
                                          Title:  Administrative Member
                                                  Representative